UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#401, 750 West Pender Street, Vancouver, BC V6C 2T7  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

The information contained in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Liquid Media Group Ltd. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

As previously reported, on March 1, 2022, The Nasdaq Stock Market LLC (“Nasdaq”) notified Liquid Media Group Ltd. (the “Company”) that it was not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules 5550(a)(2). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until August 2, 2022, to regain compliance with the Listing Rule 5550(a)(2). On August 30, 2022, the Company was provided an additional 180 calendar day compliance period, or until February 27, 2023, to demonstrate compliance.

On February 28, 2023, the Company received a notice (the “Notice”) from Nasdaq notifying the Company that it had not regained compliance with Listing Rule 5550(a)(2). As a result, Nasdaq has stated that the Company’s common shares will be delisted from the Capital Market. Unless the Company requests an appeal by March 7, 2023, trading of the Company’s common shares will be suspended at the opening of business on March 9, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s common shares from listing and registration on Nasdaq.

The Company is currently preparing a plan to regain compliance and plans to appeal the above decision to a Nasdaq Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s common shares and the filing of the Form 25-NSE pending the Panel’s decision.

A news release announcing the Nasdaq notification is attached as Exhibit 99.1

Exhibit No.	Document
99.1	News Release dated March 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Donna Moroney
Donna Moroney
Corporate Secretary

Date:	March 3, 2023